Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Third Quarter 2015 Financial Results

TEL-AVIV, ISRAEL; November 30, 2015 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on the management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the third quarter ended September 30, 2015.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 27% to NIS 1,066 million (US$ 272 million) compared to NIS 840 million (US$ 214 million) in the same quarter last year. The increase is mainly due to the consolidation of Atrium’s financial reports and the acquisition of Sektor.

•	FFO for the quarter increased by 5% to NIS 158 million (US$ 40 million), or NIS 0.89 per share (US$ 0.23), compared to NIS 150 million (US$ 38 million), or NIS 0.85 per share (US$ 0.22), in same quarter last year. Excluding the effect of exchange rates fluctuations the FFO for the quarter increased by 21% and FFO per share increased by 19%.

•	Investments during the quarter totaled NIS 6.8 billion (US$ 1.73 billion) and included the acquisition of Sektor, Norway’s second largest commercial real estate company, for consideration amounting to approximately EUR 1.5 billion; the amount was paid both in cash (approximately EUR 571 million) and assumption of debt.

•	Same Property NOI for the first 9 months, excluding the effect of exchange rates fluctuations, decreased by 0.5% (increase of 2.7% excluding Russia), compared to same period last year. The occupancy rate as of September 30, 2015 remained high at a level of 95.5% compare to 95.6% as of September 30, 2014.

•	Shareholders’ equity as of September 30, 2015 totaled NIS 7,123 million (US$ 1,816 million), or NIS 39.9 per share (US$ 10.2 per share), compared to NIS 7,853 million (US$ 2,002 million), or NIS 44.6 per share (US$ 11.4 per share), as of September 30, 2014. The decrease in shareholders’ equity was mainly due to exchange rates fluctuations.

•	EPRA NAV per share as of September 30, 2015 was NIS 55.6 (US$ 14.2) compared to NIS 58.3 per share (US$ 14.9) as of September 30, 2014.

•	As of September 30, 2015, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 11.0 billion (US$ 2.8 billion) of which NIS 3.2 billion (US$ 0.82 billion) at the Company level.

•	As of September 30, 2015, net debt to total assets (LTV) was 51.6%, compared to 51.5% as of September 30, 2014.

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on December 29, 2015 to shareholders of record as of December 15, 2015, which represents an annualized dividend per share of NIS 1.84.

Rachel Lavine, CEO of Gazit-Globe: “We conclude a very positive quarter with growth in both FFO and FFO per share, as well as an improvement in our operational parameters.”

Lavine added: “After examining the various strategic opportunities available to the Company, I am very positive about our business prospects and believe that together with the management team, Gazit-Globe will move forward, further developing its business and extracting more value from its operations.”

Exchange rate as of September 30, 2015 of 1 USD = 3.923 NIS

Financial highlights for third quarter 2015:

•	Rental income increased by 29% to NIS 1,547 million compared to NIS 1,201 million in the same quarter last year. The increase is mainly due to the consolidation of Atrium’s financial reports and the acquisition of Sektor.

•	NOI for the quarter increased by 27% to NIS 1,066 million compared to NIS 840 million in the same quarter last year. The increase is mainly due to the consolidation of Atrium’s financial reports and the acquisition of Sektor.

•	FFO for the quarter increased by 5% to NIS 158 million, or NIS 0.89 per share, compared to NIS 150 million, or NIS 0.85 per share, in same quarter last year. Excluding the effect of exchange rates fluctuations the FFO for the quarter increased by 21% and FFO per share increased by 19%

•	Loss attributable to the Company’s shareholders totaled NIS 92 million, or NIS 0.52 per share, compared to a loss of NIS 13 million, or NIS 0.08 per share, in the same quarter last year. The loss was mainly attributable to non-recurring items relating to the re-organization in FCR, transaction costs in CTY, mortgage prepayment penalty in ProMed , and losses relating to the construction activity in Dori construction.

•	Occupancy rate as of September 30, 2015 remained high at 95.5% compare to 95.6% as of September 30, 2014. By region, occupancy rate as of September 30, 2015 were: 94.7% in Canada; 95.6% in the US; 96.7% in North Europe; and 96.3% in Central and Eastern Europe.

•	The net fair value of investment property and investment property under development remained stable compared to a gain of NIS 88 million in the same quarter last year.

•	Shareholders’ equity as of September 30, 2015 totaled NIS 7,123 million, or NIS 39.9 per share, compared to NIS 7,853 million, or NIS 44.6 per share, as of September 30, 2014. The decrease in shareholders’ equity was mainly due to exchange rates fluctuations.

•	Cash flow from operating activities totaled NIS 673 million, compared to NIS 265 million in the third quarter 2014. The increase is mainly due to the consolidation of Atrium’s financial reports and the acquisition of Sektor.

Financial highlights for the first nine-months of 2015:

•	Rental income increased by 26% to NIS 4,588 million compared to NIS 3,654 million in the same period of 2014. The increase is mainly due to the consolidation of Atrium’s financial reports and the acquisition of Sektor.

•	NOI increased by 26% to NIS 3,137 million compared to NIS 2,489 million in the same period of 2014. The increase was mainly results from the consolidation of Atrium’s financial reports and the acquisition of Sektor.

•	Same Property NOI for the first 9 months, excluding the effect of exchange rate fluctuations, decreased by 0.5%, compared to same period last year as a result of an increase of 5.1% in the same-property NOI from Canada, a 4.1% increase in same-property NOI from the US, a 0.6% increase in same-property NOI from Northern Europe and a 12.0% decrease in same-property NOI from Central and Eastern Europe.

•	FFO for the period increased by 4% to NIS 481 million, or NIS 2.69 per share, compared to NIS 463 million, or NIS 2.63 per share, in the same period of 2014. Excluding the effect of exchange rates fluctuations the FFO for the period increased by 13% and FFO per share increased by 11%.

•	Net income attributable to the Company’s shareholders totaled NIS 414 million, or NIS 2.30 per share, compared to NIS 290 million, or NIS 1.63 per share, in the same period of 2014.

•	Cash flow from operating activities totaled NIS 1,170 million, compared to NIS 722 million in the same period of 2014. The increase is mainly due to the consolidation of Atrium’s financial reports and the acquisition of Sektor.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

•	During the first nine-months of 2015, the Group invested NIS 8.55 billion (including the acquisition of Sektor) which included 26 income-producing property totaling 478 thousand square meters for a total amount of NIS 7.02 billion as well as NIS 1.53 billion in development and redevelopment projects.

•	As of September 30, 2015, the Group had 8 properties under development with a gross leasable area of 191 thousand square meters with a total investment of NIS 2.3 billion, and 20 properties under redevelopment with a gross leasable area of 335 thousand square meters with a total investment of NIS 4.2 billion. The additional cost to complete the properties under development and redevelopment totaled NIS 2.3 billion.

•	Subsequent to the quarter end, the Company announced that it has reached a 5% stake in BR Malls, the Leading Brazilian Shopping Center Company.

•	Subsequent to the quarter end, the Company entered into an agreement with Gazit Israel; providing credit facility in the amount of up to NIS 120 million for a period of 30 months, which will be provided to Dori Group and will be used to purchase the shares of “Rom Geves”, a private company owned by Dori Construction as well as for general corporate purposes including Dori Group bonds buy-back.

Financing Activities:

•	During the first nine-months of 2015, the Group raised NIS 2.3 billion in equity. In addition, the Group raised approximately NIS 5.6 billion through debenture offerings.

•	The average nominal annual cost of debt during the first nine-months of 2015 was 4.3%, compared to 4.7% in the first nine-months of 2014.

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on December 29, 2015 to shareholders of record as of December 15, 2015; representing an annualized dividend per share of NIS 1.84.

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Monday, November 30, 2015 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 am Eastern Time, to review the third quarter 2015 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 4992 (U.K.) or +44 (0) 20 3427 1909 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 5340496)

Website link: http://edge.media-server.com/m/p/ttkyaij3

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. As of September 30, 2015 Gazit-Globe owns and operates 458 properties in more than 20 countries, with a gross leasable area of approximately 6.6 million square meters and a total value of approximately US$ 21 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our Q3 2015 financial report. For our full Q3 2015 report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,717	1,993	650
Short-term deposits and loans	234	376	368
Marketable securities	35	112	299
Financial derivatives	159	23	90
Trade receivables	534	584	536
Other accounts receivable	501	315	303
Inventory of buildings and apartments for sale	518	657	588
Income taxes receivable	24	56	14

	3,722	4,116	2,848
Assets classified as held for sale	596	1,404	1,046

	4,318	5,520	3,894

NON-CURRENT ASSETS
Equity-accounted investees	2,962	6,130	6,213
Other investments, loans and receivables	742	512	564
Available-for-sale financial assets	596	647	383
Financial derivatives	669	745	288
Investment property	71,399	53,310	56,646
Investment property under development	3,055	2,468	1,642
Non-current inventory	2	4	2
Fixed assets, net	262	162	171
Intangible assets, net	904	103	103
Deferred taxes	127	98	78

	80,718	64,179	66,090

	85,036	69,699	69,984

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	888	383	553
Current maturities of non-current liabilities	2,501	2,851	2,711
Financial derivatives	87	61	59
Trade payables	816	849	900
Other accounts payable	1,735	1,306	1,262
Advances from customers and buyers of apartments	294	281	304
Income taxes payable	152	118	74

	6,473	5,849	5,863
Liabilities attributed to assets held for sale	3	72	110

	6,476	5,921	5,973

NON-CURRENT LIABILITIES
Debentures	30,949	23,287	24,433
Convertible debentures	959	1,238	1,254
Interest-bearing loans from financial institutions and others	10,533	10,476	8,552
Financial derivatives	186	83	94
Other liabilities	437	179	190
Deferred taxes	4,885	3,471	3,618

	47,949	38,734	38,141

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	232	229	232
Share premium	4,413	4,297	4,411
Retained earnings	5,083	5,213	4,915
Foreign currency translation reserve	(2,663)	(1,974)	(1,641)
Other reserves	79	109	127

Loans to purchase shares	—	— *)	— *)

Treasury shares	(21)	(21)	(21)

	7,123	7,853	8,023
Non-controlling interests	23,488	17,191	17,847

Total equity	30,611	25,044	25,870

	85,036	69,699	69,984

*)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	NIS in millions (except for per share data)
Rental income	4,588	3,654	1,547	1,201	4,913
Property operating expenses	1,451	1,165	481	361	1,584

Net operating rental income	3,137	2,489	1,066	840	3,329

Revenues from sale of buildings, land and construction work performed	940	1,014	278	411	1,357
Cost of buildings sold, land and construction work performed	1,022	1,278	328	427	1,660

Gross loss from sale of buildings, land and construction work performed	(82)	(264)	(50)	(16)	(303)

Total gross profit	3,055	2,225	1,016	824	3,026
Fair value gain from investment property and investment property under development, net	480	354	—	88	1,053
General and administrative expenses	(608)	(442)	(230)	(146)	(619)
Other income	22	8	15	3	55
Other expenses	(630)	(49)	(126)	(28)	(81)
Company’s share in earnings of equity-accounted investees, net	120	199	37	87	12

Operating income	2,439	2,295	712	828	3,446
Finance expenses	(1,427)	(1,483)	(554)	(591)	(2,115)
Finance income	724	254	31	30	157

Income before taxes on income	1,736	1,066	189	267	1,488
Taxes on income (tax benefit)	110	252	(13)	66	405

Net income	1,626	814	202	201	1,083

Attributable to:
Equity holders of the Company	414	290	(92)	(13)	73
Non-controlling interests	1,212	524	294	214	1,010

	1,626	814	202	201	1,083

Net earnings (loss) per share attributable to equity holders of the Company:
Basic net earnings (loss)	2.32	1.65	(0.52)	(0.08)	0.41

Diluted net earnings (loss)	2.30	1.63	(0.52)	(0.08)	0.39

FFO (EPRA Earnings)

					For the year
	For the 9 months ended September 30,		For the 3 months ended September 30,		ended December 31
	2015	2014	2015	2014	2014
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period	414	290	(92)	(13)	73

Adjustments:
Fair value gain from investment property and investment property under development, net	(480)	(354)	—	(88)	(1,053)
Capital loss on sale of investment property	91	48	86	29	65
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(597)	(156)	32	62	156
Adjustments with respect to equity-accounted investees	(13)	62	(5)	(2)	324
Loss from disposal and decrease of holding interest in investees	1,531	1	—	—	1
Deferred taxes and current taxes with respect to disposal of properties	74	245	(18)	47	399
Gain from bargain purchase	(1,065)	—	(1)	—	(47)
Acquisition costs recognized in profit or loss	35	5	31	2	6
Loss from early redemption of interest-bearing liabilities and financial derivatives	67	135	38	70	154
Non-controlling interests’ share in above adjustments	264	(6)	(24)	(31)	267

Nominal FFO	321	270	47	76	345

Additional adjustments:
CPI linkage differences	(20)	13	25	28	(5)
Depreciation and amortization	16	11	6	3	13
Adjustments with respect to equity-accounted investees	—	(3)	—	13	(3)
Other adjustments	164	172	80	30	248

FFO according to the management approach	481	463	158	150	598

FFO according to the management approach per share (in NIS) basic and diluted	2.69	2.63	0.89	0.85	3.39

Number of shares used in the basic FFO per share calculation (in thousands)	178,422	175,910	178,427	175,978	176,459

Number of shares used in the diluted FFO per share calculation (in thousands)	178,579	176,013	178,549	176,080	176,546